
PURE GOLD
MINERALS INC. T.PUG

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately





PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

January 18, 2002 *TSE SYMBOL: PUG*

PURE GOLD ANNOUNCES ADDITIONAL ARTEMISIA AND PERSEUS MICRODIAMOND RESULTS

Donald R. Sheldon, President of Pure Gold Minerals ("Pure Gold"), is pleased to report additional diamond results for the Artemisia and Perseus kimberlites located in the north Slave craton region of Nunavut.

Artemisia Kimberlite

The Artemisia kimberlite was discovered by drilling on the Kim property in September 2001. Geologic mapping suggests that Artemisia is at least 150 m by 140 m in size. Initial microdiamond results from samples of drill core were reported on November 1, 2001.

Additional kimberlite samples consisting of 142.8 kg of material from the drill core and 85.5 kg of material from surface exposures have now been processed for microdiamonds by caustic dissolution at Ashton Mining of Canada's ("Ashton") North Vancouver laboratory. The drill core was extracted from a hole located at the interpreted center of the body. The surface sample was collected from talus and outcrop at three separate locations, 60 m northeast, 71 m west and 48 m southeast of the drill collar. Both the drill core and surface sample consist of homogeneous diatreme facies kimberlite.

Microdiamond results from these tests, together with the previous results, are summarized in Table 1.

Table 1: Artemisia Microdiamond Summary

Sample Type	Date Reported	Sample Weight (kg)	Diamonds	
			Micro (0.1-0.5 mm)	Macro ≥ 0.5 mm (one dimension)
Drill Core	November 1, 2001	103.2	342	38 (Note 1)
Drill Core	**January 18, 2002**	**142.8**	**470**	**48 (Note 2)**
Surface Material	**January 18, 2002**	**85.5**	**309**	**34 (Note 3)**
Totals		**331.5**	**1121**	**120**

Notes

1. Thirteen of the macrodiamonds are greater than 0.5 mm in two dimensions. The three largest stones measure 1.23 x 1.15 x 1.10 mm, 1.13 x 0.80 x 0.68 mm, and 0.94 x 0.92 x 0.80 mm.
2. Thirteen of the macrodiamonds are greater than 0.5 mm in two dimensions. The three largest stones measure 1.24 x 1.05 x 0.80 mm, 1.00 x 0.84 x 0.52 mm and 0.92 x 0.72 x 0.60 mm.
3. Twelve of the macrodiamonds are greater than 0.5 mm in two dimensions with the largest stone measuring 0.95 x 0.73 x 0.70 mm.

A sample of kimberlite exposed at surface and weighing approximately 1.2 tonnes was collected during the fall 2001 drilling program. This material will be processed for macrodiamonds through Ashton's dense media separation plant. Results will be reported as soon as they are available.

Perseus Kimberlite

The Joint Venture discovered the Perseus kimberlite on the Ric property in September 2000. Perseus is a shallow-dipping diamondiferous kimberlite dyke approximately 10 m wide with an east-northeast strike. Based on the distribution of kimberlite float and geophysical data, the dyke is interpreted to have a strike length of about 1.4 km. As reported on September 11, 2001, two additional holes drilled along the Perseus structure confirmed that Perseus has a consistent width of 10 m and is at least 470 m in length. A 107.4 kg sample from these two holes was processed for diamonds by caustic dissolution at Ashton's North Vancouver laboratory. These results, together with the results reported in December 2000, are presented in Table 2.

Table 2: Perseus Microdiamond Summary

Date Reported	Sample Weight (kg)	Diamonds	
		Micro (0.1-0.5 mm)	Macro ≥ 0.5 mm (one dimension)
December 14, 2000	211	55	0
January 18, 2002	**107**	**32**	**0**
Total	**318**	**87**	**0**

Additional float samples have been collected from a site located 1.4 km east-northeast of the original Perseus discovery drill hole. This material will be processed for microdiamonds in order to assess potential diamond variation along the Perseus structure. Results from these analyses are expected in the second quarter.

Pure Gold holds its interest in the Kim and Ric properties under the Slave Regional Joint Venture with Ashton. The joint venture's four properties in the north Slave craton region of Nunavut (Kim, Vic, Ric and Eokuk) constitute approximately 175,000 hectares. Pure Gold's interest in the joint venture is approximately 10 percent.

Brooke Clements, Professional Geologist and Ashton's Vice President, Exploration, is responsible for the design and conduct of the exploration programs, and the verification and quality assurance of analytical results.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.pugres.com

PROKOM SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 202 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 18 Jan 2002 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 58.1. of the Decree of the Ministries Committee, dated 22nd December of 1998 (Dz. U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **DECLARATION OF INTENT OF PASSING CONSOLIDATED QUARTERLY REPORTS**

The Management Board of Prokom Software S.A. declares, that the Company intents to pass systematically consolidated quarterly reports which will contain abbreviated financial reports mentioned in paragraph 58.1 of the Decree of the Ministries Committee, from 16th of October 2001 (Journal of Laws no 139 pos. 1569). The Company informed in current report RB/2/2002 from 14th of January 2002 about the terms of passing periodic information in 2002.



18 Jan, 2002 Krzysztof Wilski
V-ce President of the Management Board